UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-227607-09

ETC M-A Acquisition LLC

(Exact name of registrant as specified in its charter)

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of Debt Securities*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 75 holders

*

The security covered by this Form 15 is a Guarantee of Collection dated January 23, 2018 that was registered pursuant to the Registration Statement on Form S-4 (Registration No. 333-227607) filed by the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934 ETC M-A Acquisition LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

ETC M-A Acquisition LLC
Date: April 17, 2019	By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Chief Financial Officer